FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation in the first quarter of 2010 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on April 15, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION INCREASES 40.06%
IN THE FIRST QUARTER OF 2010

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the ÒCompanyÓ) announces its power generation in the first quarter of 2010.

According to the Company’s preliminary statistics, as of 31 March 2010, the Company’s total domestic power generation within China on consolidated basis amounted to 58.578 billion kWh, representing an increase of 40.06% over the same period last year. The increase in power generation of the Company was mainly attributable to the following reasons:

1.
The general economy in China has improved, resulting in a relatively greater increase in the national electricity utilization in the first quarter. Likewise, the base number of the power generation was relatively lower because there had been a low demand for electricity under the impact of the global financial crisis during the same period of last year;

2.	The newly operating generating units contributed to the growth of the power generation; and

3.	The Company has increased its sales efforts and expanded various marketing channels, thus facilitating a growth in the Company’s power generation.

The power generation of each of the Company’s domestic power plants in the first quarter of 2010 is listed below (in billion kWh):

Domestic Power Plant	Power generation in the first quarter of 2010	Power generation in the first quarter of 2009	Change

Liaoning Province
Dalian	1.923	1.817	5.83%
Dandong	1.011	0.848	19.22%
Yingkou	2.381	2.045	16.43%
Yingkou Co-generation	0.996	—	—

Hebei Province
Shang’an	2.776	2.345	18.38%

Gansu Province
Pingliang	1.897	1.406	34.92%

Beijing
Beijing Co-generation	1.399	1.358*	3.02%

Tianjin
Yangliuqing Co-generation	1.848	1.853*	-0.27%

Shanxi Province
Yushe	1.191	0.939	26.84%

Shandong Province
Dezhou	3.399	3.183	6.79%
Jining	1.141	0.632	80.54%
Xindian	0.879	0.815	7.85%
Weihai	0.951	0.893	6.49%
Rizhao Phase II	1.667	1.318	26.48%

Henan Province
Qinbei	3.273	2.994	9.32%

Jiangsu Province
Nantong	2.116	1.632	29.66%
Nanjing	1.028	0.906	13.47%
Taicang	2.514	2.518	-0.16%
Huaiyin	2.066	1.583	30.51%
Jinling (Combined-cycle)	0.293	0.522	-43.87%
Jinling (Coal-fired)	1.363	—	—
Qidong Wind Power	0.069	—	—

Shanghai
Shidongkou First	1.870	1.710	9.36%
Shidongkou Second	1.813	1.838	-1.36%
Shanghai Combined-cycle	0.173	0.032	440.63%

Chongqing
Luohuang	3.801	2.487	52.83%

Zhejiang Province
Changxing	0.434	0.348	24.71%
Yuhuan	4.899	3.905	25.45%

Hunan province
Yueyang	1.896	1.125	68.53%

Jiangxi Province
Jinggangshan	1.886	0.675	179.41%

Fujian Province
Fuzhou	1.587	1.921	-17.39%

Guangdong Province
Shantou Coal-fired	1.741	1.387	25.52%
Haimen	2.297	—	—

Total	58.578	41.824	40.06%

*
The figures relating to the power generation of Beijing Co-generation Power Plant and Yangliuqing Co-generation Power Plant for the first quarter of 2009 are included for reference only and were not accounted for in the Company’s total power generation in the first quarter of 2009.

The accumulated power generation of Tuas Power Limited in Singapore in the first quarter of 2010 accounted for 24.5% of the market share, representing an increase of 2.1 percentage points as compared to 22.4% of the same period last year.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
15 April 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    April 15, 2010